                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                           CIRCOR INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   17273K 10 9
                                   -----------
                                 (CUSIP Number)

                                Timothy P. Horne
                           c/o Watts Industries, Inc.
                               815 Chestnut Street
                          North Andover, MA 01845-6098
                                 (978) 688-1811

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 1, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                13D                          Page 2 of 15
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Timothy P. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,478,462
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,477,448
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,001,014
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,478,462
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                13D                          Page 3 of 15
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      George B. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          687,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      687,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                13D                          Page 4 of 15
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Daniel W. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United State
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          656,757
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      656,757
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                         Page 5 of 15
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Deborah Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          656,757
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      656,757
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                         Page 6 of 15
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Tiffany Rae Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          115,170
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      115,170
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                         Page 7 of 15
------------------------------------------------------------------------------

Item 1. Security and Issuer.

          The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2. Identity and Background.

     (a) This statement is being filed by the following persons: Timothy P. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Tiffany Rae Horne, collectively referred to as the "Reporting Persons."

     (b) and (c)

          Mr. Timothy P. Horne is the Chairman of the Board and Chief Executive Officer of Watts Industries, Inc. which is principally engaged in the valve manufacturing business and his business address is 815 Chestnut Street, North Andover, Massachusetts 01845.

          Mr. George B. Horne is retired.

          Mr. Daniel W. Horne is the owner and operator of an antiques dealership and his business address is P.O. Box 427, Topsfield, Massachusetts 01983.

          Ms. Deborah Horne operates a ranch and her business address is HCR #73, Rte. 1 Box 113, Twist, Washington 98856.

          Ms. Tiffany Rae Horne is a student and resides at 94 Porter Road, Andover, Massachusetts 01810.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          The CIRCOR International, Inc. shares were acquired by the Reporting Persons in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                         Page 8 of 15
------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

          Each of the reporting persons hereto intends continuously to review his or her investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the reporting persons or the common stock of the issuer. Mr. Timothy P. Horne served as a director of the issuer until April 25, 2002.

Item 5. Interest in Securities of Issuer.

        Timothy P. Horne

          Amount Beneficially Owned.

          Timothy P. Horne is the beneficial owner of 3,478,462 shares of common stock of the issuer. This amount includes (i) 1,466,148 shares of common stock beneficially owned by Timothy P. Horne individually, (ii) 656,757 shares held for the benefit of Daniel W. Horne, Timothy P. Horne's brother, under a revocable trust for which Timothy P. Horne serves as sole trustee,
     (iii) 656,757 shares held for the benefit of Deborah Horne, Timothy P. Horne's sister, under a revocable trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee,
     (iv) 687,500 shares held for the benefit of George B. Horne, Timothy P. Horne's father, under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees, and (v) 11,300 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

          925,610 of the shares in clause (i), 567,920 of the shares in clause
     (ii), 567,920 of the shares in clause (iii), 512,300 of the shares in clause (iv) and all of the shares in clause (v) (2,585,050 shares in the aggregate) are held in the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

          Amount Beneficially Owned: 3,478,462

          Percentage of Class: 23.1%

          Number of shares as to which such person has:

               Sole power to vote or to direct the vote: 3,478,462

               Shared power to vote or to direct the vote: None

               Sole power to dispose or to direct the disposition of: 1,477,448

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                         Page 9 of 15
------------------------------------------------------------------------------

               Shared power to dispose or to direct the disposition of:
               2,001,014

          George B. Horne

               Amount Beneficially Owned:

               George B. Horne is the beneficial owner of 687,500 shares of common stock of the issuer. George B. Horne's beneficial ownership consists of 687,500 shares held in a revocable trust for which Timothy
          P. Horne and George B. Horne serve as co-trustees. 512,300 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

               Amount Beneficially Owned: 687,500

               Percentage of Class: 4.6%

               Number of shares as to which such person has:

               Sole power to vote or to direct the vote: None

               Shared power to vote or to direct the vote: None

               Sole power to dispose or to direct the disposition of: None

               Shared power to dispose or to direct the disposition of: 687,500

          Daniel W. Horne

               Amount Beneficially Owned:

               Daniel W. Horne is the beneficial owner of 656,757 shares of common stock of the issuer. Daniel W. Horne's beneficial ownership consists of 656,757 shares held in a revocable trust for which Timothy
          P. Horne serves as the sole trustee. 567,920 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

               Amount Beneficially Owned: 656,757

               Percentage of Class: 4.4%

               Number of shares as to which such person has:

               Sole power to vote or to direct the vote: None

               Shared power to vote or to direct the vote: None

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 10 of 15
------------------------------------------------------------------------------

               Sole power to dispose or to direct the disposition of: None

               Shared power to dispose or to direct the disposition of: 656,757

          Deborah Horne

               Amount Beneficially Owned:

               Deborah Horne is the beneficial owner of 656,757 shares of common stock of the issuer. Deborah Horne's beneficial ownership consists of 656,757 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee. 567,920 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

               Amount Beneficially Owned: 656,757

               Percentage of Class: 4.4%

               Number of shares as to which such person has:

               Sole power to vote or to direct the vote: None

               Shared power to vote or to direct the vote: None

               Sole power to dispose or to direct the disposition of: None

               Shared power to dispose or to direct the disposition of: 656,757

          Tiffany Rae Horne

               Amount Beneficially owned:

               Tiffany R. Horne is the beneficial owner of 115,170 shares of common stock of the issuer. Tiffany R. Horne's beneficial ownership consists of 103,870 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning LLP, serves as sole trustee, and 11,300 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Timothy P. Horne serves as trustee. 11,300 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

               Amount Beneficially Owned: 115,170

               Percentage of Class: 0.8%

               Number of shares as to which such person has:

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 11 of 15
------------------------------------------------------------------------------

               Sole power to vote or to direct the vote: None

               Shared power to vote or to direct the vote: None

               Sole power to dispose or to direct the disposition of: None

               Shared power to dispose or to direct the disposition of: 115,170

          (c) The following transaction involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days as described below:

               On July 1, 2002, Timothy P. Horne individually sold 50,000 shares of the common stock of the issuer at a price of $17.50 per share through an open market broker's transaction under the Registration Statement on Form S-3 filed by the issuer (Reg. No. 333-85912 (the "Registration Statement").

               On July 2, 2002, Timothy P. Horne individually exercised options to purchase 8,667 shares of common stock of the issuer. Of these, options for 8,000 shares of common stock granted on October 18, 1999 were exercised at a price of $10.375 per share, and options for 667 shares of common stock granted on August 2, 2000 were exercised at a price of $7.50 per share.


               On July 11, 2002, Timothy P. Horne individually sold 11,800 shares of the common stock of the issuer at a price of $18.00 per share through an open market broker's transaction under the Registration Statement.

               On July 1, 2002, a revocable trust for the benefit of George B. Horne sold 20,000 shares of common stock of the issuer at a price of $17.50 per share through an open market broker's transaction under the Registration Statement.

               On July 11, 2002, a revocable trust for the benefit of George B. Horne sold 4,800 shares of common stock of the issuer at a price of $18.00 per share through an open market broker's transaction under the Registration Statement.

               On July 1, 2002, a revocable trust for the benefit of Daniel W. Horne sold 10,000 shares of common stock of the issuer at a price of $17.50 per share through an open market broker's transaction under the Registration Statement.

               On July 11, 2002, a revocable trust for the benefit of Daniel W. Horne sold 2,300 shares of common stock of the issuer at a price of $18.00 per share through an open market broker's transaction under the Registration Statement.

               On July 1, 2002, a revocable trust for the benefit of Deborah Horne sold 10,000 shares of common stock of the issuer at a price of $17.50 per share through an open market broker's transaction under to the Registration Statement.

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 12 of 15
------------------------------------------------------------------------------

               On July 11, 2002, a revocable trust for the benefit of Deborah Horne sold 2,300 shares of common stock of the issuer at a price of $18.00 per share through an open market broker's transaction under the Registration Statement.

          (d) Ownership on Behalf of Another Person

          Timothy P. Horne

               George B. Horne has the right to receive and shares the power, as co-trustee with Timothy P. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 687,500 shares held in such trust.

               Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 656,757 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

               Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 656,757 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

               Tiffany Rae Horne has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, 11,300 shares held for the benefit of Tiffany Rae Horne under an irrevocable trust for which Timothy P. Horne serves as sole trustee.

          George B. Horne

               Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 687,500 shares held in such trust.

          Daniel W. Horne

               Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 656,757 shares held in such trust.

          Deborah Horne

               Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 13 of 15
------------------------------------------------------------------------------

          dividends from, or the proceeds from the sale of, 656,757 shares held in such trust. The trustee's consent is required to revoke such trust.

          Tiffany Rae Horne

               Timothy P. Horne has the power, as sole trustee of an irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 11,300 shares held in such trust.

               Walter J. Flowers, a partner in the law firm of Flowers & Manning LLP, has the power as sole trustee of an irrevocable trust for the benefit of Tiffany Rae Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 103,870 shares held in such trust.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Timothy P. Horne serves as the trustee for the Amended and Restated George B. Horne Voting Trust Agreement -- 1997 (the "1997 Voting Trust"). 925,610 shares of common stock held by Timothy P. Horne individually, 512,300 of the shares of common stock held by a trust for the benefit of George B. Horne, 567,920 shares of common stock held by a trust for the benefit of Daniel Horne, 567,920 shares of common stock held by a trust for the benefit of Deborah Horne and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (2,585,050 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust.

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 14 of 15
------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

               The following documents are filed as exhibits to this Schedule
          13D:

               Exhibit 9.1 The Amended and Restated George B. Horne Voting Trust Agreement--1997 dated as of September 14, 1999 (incorporated by reference to Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 as filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961)).

               Exhibit 10.1 Powers of Attorney, dated as of July 22 2002, by and between Timothy P. Horne and Walter J. Flowers, as attorneys-in-fact, and Deborah Horne and Tiffany R. Horne, filed herewith as Exhibit 10.1

                                      * * *

               The percentages above have been determined as of July 18, 2002, based on information from the issuer. As of that date, there were 15,082,638 shares of common stock of the issuer outstanding.

------------------------------------------------------------------------------
CUSIP No. 17273K 10 9                 13D                        Page 15 of 15
------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2002
                                              /s/ Timothy P. Horne
                                              ---------------------------
                                              Timothy P. Horne

                                              /s/ Timothy P. Horne
                                              ---------------------------
                                              *George B. Horne

                                              /s/ Timothy P. Horne
                                              ---------------------------
                                              *Daniel W. Horne

                                              /s/ Timothy P. Horne
                                              ---------------------------
                                              **Deborah Horne

                                              /s/ Timothy P. Horne
                                              ---------------------------
                                              **Tiffany Rae Horne

* By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to Schedule 13D filed with the Securities and Exchange Commission on October 28, 1999 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated by reference.

** By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to this Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2002.